UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File Number 000-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

On February 18, 2016, the registrant announced the commencement of a rights offering. This announcement is being incorporated by reference into the Company’s registration statement on Form F-3 Reg. No. 333-195680.

A copy of the registrant’s press release titled “Gilat Announces Commencement of Rights Offering”, dated February 18, 2016, is attached hereto.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Ran Tal
Name:	Ran Tal
Title:	VP General Counsel

Date: February 18, 2016

Exhibit Index

Exhibit 99.1	Press release titled, “Gilat Announces Commencement of Rights Offering”, dated February 18, 2016.
Exhibit 99.2	Opinion of Naschitz, Brandes, Amir & Co., Advocates